ANGLO AMERICAN

04010793

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

12 March, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 26 February 2004 – Anglo American submits proposal for acquisition of Portucel.
- Notification of Directors' Interests - SIP - concerning interests in ordinary shares dated 5 March 2004.
- Notification of concerning interest dated 4 and 12 March 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 3/25

ANGLO AMERICAN

News Release

26 February 2004

Anglo American submits proposal for acquisition of Portucel

Anglo American plc ("Anglo American") confirms that it has submitted a proposal for the acquisition of a 30% interest in PORTUCEL-Empresa Produtora de Pasta e Papel,S.A. ("Portucel"), being sold as part of a reprivatisation process by the Government of Portugal.

In addition, Anglo American has entered into an agreement with the Sonae group regarding its interest in Portucel. Under this agreement, Anglo American will be able to acquire a control position in Portucel subject to certain conditions, including its being successful in the privatisation process.

This acquisition would form an important part of Anglo American's paper and packaging division, Mondi, furthering its growth strategy.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

26 February 2004

Anglo American submits proposal for acquisition of Portucel

Anglo American plc ("Anglo American") confirms that it has submitted a proposal for the acquisition of a 30% interest in PORTUCEL-Empresa Produtora de Pasta e Papel,S.A. ("Portucel"), being sold as part of a reprivatisation process by the Government of Portugal.

In addition, Anglo American has entered into an agreement with the Sonae group regarding its interest in Portucel. Under this agreement, Anglo American will be able to acquire a control position in Portucel subject to certain conditions, including its being successful in the privatisation process.

This acquisition would form an important part of Anglo American's paper and packaging division, Mondi, furthering its growth strategy.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

26 February 2004

Anglo American submits proposal for acquisition of Portucel

Anglo American plc ("Anglo American") confirms that it has submitted a proposal for the acquisition of a 30% interest in PORTUCEL-Empresa Produtora de Pasta e Papel,S.A. ("Portucel"), being sold as part of a reprivatisation process by the Government of Portugal.

In addition, Anglo American has entered into an agreement with the Sonae group regarding its interest in Portucel. Under this agreement, Anglo American will be able to acquire a control position in Portucel subject to certain conditions, including its being successful in the privatisation process.

This acquisition would form an important part of Anglo American's paper and packaging division, Mondi, furthering its growth strategy.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

26 February 2004

Anglo American submits proposal for acquisition of Portucel

Anglo American plc ("Anglo American") confirms that it has submitted a proposal for the acquisition of a 30% interest in PORTUCEL-Empresa Produtora de Pasta e Papel,S.A. ("Portucel"), being sold as part of a reprivatisation process by the Government of Portugal.

In addition, Anglo American has entered into an agreement with the Sonae group regarding its interest in Portucel. Under this agreement, Anglo American will be able to acquire a control position in Portucel subject to certain conditions, including its being successful in the privatisation process.

This acquisition would form an important part of Anglo American's paper and packaging division, Mondi, furthering its growth strategy.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

26 February 2004

Anglo American submits proposal for acquisition of Portucel

Anglo American plc ("Anglo American") confirms that it has submitted a proposal for the acquisition of a 30% interest in PORTUCEL-Empresa Produtora de Pasta e Papel,S.A. ("Portucel"), being sold as part of a reprivatisation process by the Government of Portugal.

In addition, Anglo American has entered into an agreement with the Sonae group regarding its interest in Portucel. Under this agreement, Anglo American will be able to acquire a control position in Portucel subject to certain conditions, including its being successful in the privatisation process.

This acquisition would form an important part of Anglo American's paper and packaging division, Mondi, furthering its growth strategy.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANS: 424145
RNS 2238W

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 12,216 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 March 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,106 ordinary shares (including interests on a conditional basis in 57,218 shares)
A W Lea 80,501 ordinary shares (including interests on a conditional basis in 22,627 shares)
W A Nairn 35,135 ordinary shares (including interests on a conditional basis in 14,145 shares)

N Jordan
Company Secretary
05 March 2004

CC: AWL
NVS
NJ

AVS: 424145
RNS 2238W

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 12,216 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 March 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,106 ordinary shares (including interests on a conditional basis in 57,218 shares)
A W Lea 80,501 ordinary shares (including interests on a conditional basis in 22,627 shares)
W A Nairn 35,135 ordinary shares (including interests on a conditional basis in 14,145 shares)

N Jordan
Company Secretary
05 March 2004

CC: AWL
NVS
NJ
CC (LS)

ANS: 424145
RNS 2238W

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 12,216 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 March 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,106 ordinary shares (including interests on a conditional basis in 57,218 shares)
A W Lea 80,501 ordinary shares (including interests on a conditional basis in 22,627 shares)
W A Nairn 35,135 ordinary shares (including interests on a conditional basis in 14,145 shares)

N Jordan
Company Secretary
05 March 2004

CC: AWL
NVS
NJ

AVS: 224145
RNS 2238W

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 12,216 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 March 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,106 ordinary shares (including interests on a conditional basis in 57,218 shares)
A W Lea 80,501 ordinary shares (including interests on a conditional basis in 22,627 shares)
W A Nairn 35,135 ordinary shares (including interests on a conditional basis in 14,145 shares)

N Jordan
Company Secretary
05 March 2004

CC: AWL
NVS
NJ

AVS: 424145
RNS 2238W

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 12,216 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 March 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,106 ordinary shares (including interests on a conditional basis in 57,218 shares)
A W Lea 80,501 ordinary shares (including interests on a conditional basis in 22,627 shares)
W A Nairn 35,135 ordinary shares (including interests on a conditional basis in 14,145 shares)

N Jordan
Company Secretary
05 March 2004

CC: AWL
NVS
NJ

AVS: 786852
RNS: 1702W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notification pursuant to sections 198(1) of the Companies Act 1985

We received notification on 3 March 2004 that, as at the close of business on 1 March 2004, Lehman Brothers International (Europe) had an interest in 57,637,584 ordinary shares of Anglo American plc (the "Company"). This represents 3.88% of the outstanding share capital of the Company.

N Jordan

Secretary

04 March 2004

cc: AWL
NVS
NJ
SEC (+5)

AVS: 786852
RNS: 1702W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notification pursuant to sections 198(1) of the Companies Act 1985

We received notification on 3 March 2004 that, as at the close of business on 1 March 2004, Lehman Brothers International (Europe) had an interest in 57,637,584 ordinary shares of Anglo American plc (the "Company"). This represents 3.88% of the outstanding share capital of the Company.

N Jordan

Secretary

04 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS : 786852
RNS : 1702W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notification pursuant to sections 198(1) of the Companies Act 1985

We received notification on 3 March 2004 that, as at the close of business on 1 March 2004, Lehman Brothers International (Europe) had an interest in 57,637,584 ordinary shares of Anglo American plc (the "Company"). This represents 3.88% of the outstanding share capital of the Company.

N Jordan

Secretary

04 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS: 786852
RNS: 1702W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notification pursuant to sections 198(1) of the Companies Act 1985

We received notification on 3 March 2004 that, as at the close of business on 1 March 2004, Lehman Brothers International (Europe) had an interest in 57,637,584 ordinary shares of Anglo American plc (the "Company"). This represents 3.88% of the outstanding share capital of the Company.

N Jordan

Secretary

04 March 2004

CC: AWL
NVS
NJ
SEC (+5)

AVS: 786852
RNS: 1702W

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notification pursuant to sections 198(1) of the Companies Act 1985

We received notification on 3 March 2004 that, as at the close of business on 1 March 2004, Lehman Brothers International (Europe) had an interest in 57,637,584 ordinary shares of Anglo American plc (the "Company"). This represents 3.88% of the outstanding share capital of the Company.

N Jordan

Secretary

04 March 2004

CC: AWL
NVS
NJ
SEC (+5)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 11 March 2004 that, as at the close of business on 9 March 2004, Lehman Brothers International (Europe) ("Lehman") had an interest in 63,653,487 Ordinary Shares of Anglo American plc (the "Company"). This represents 4.29 % of the outstanding share capital of the Company at close of business on 11 March, 2004.

In response to an enquiry from the Company, Lehman has confirmed that its notifiable interest, first announced on 4 March 2004, results from holding shares as principal and beneficial owner.

N Jordan

Secretary

12 March 2004

CC: AWL
NJS
NJ
SEC (+S)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 11 March 2004 that, as at the close of business on 9 March 2004, Lehman Brothers International (Europe) ("Lehman") had an interest in 63,653,487 Ordinary Shares of Anglo American plc (the "Company"). This represents 4.29 % of the outstanding share capital of the Company at close of business on 11 March, 2004.

In response to an enquiry from the Company, Lehman has confirmed that its notifiable interest, first announced on 4 March 2004, results from holding shares as principal and beneficial owner.

N Jordan

Secretary

12 March 2004

CC: AWL
NJS
NJ
SEC (+5)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 11 March 2004 that, as at the close of business on 9 March 2004, Lehman Brothers International (Europe) ("Lehman") had an interest in 63,653,487 Ordinary Shares of Anglo American plc (the "Company"). This represents 4.29 % of the outstanding share capital of the Company at close of business on 11 March, 2004.

In response to an enquiry from the Company, Lehman has confirmed that its notifiable interest, first announced on 4 March 2004, results from holding shares as principal and beneficial owner.

N Jordan

Secretary

12 March 2004

CC: AWL
NJS
NJ
SEC (+S)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 11 March 2004 that, as at the close of business on 9 March 2004, Lehman Brothers International (Europe) ("Lehman") had an interest in 63,653,487 Ordinary Shares of Anglo American plc (the "Company"). This represents 4.29 % of the outstanding share capital of the Company at close of business on 11 March, 2004.

In response to an enquiry from the Company, Lehman has confirmed that its notifiable interest, first announced on 4 March 2004, results from holding shares as principal and beneficial owner.

N Jordan

Secretary

12 March 2004

CC: AWL
NJS
NJ
SEC (+5)

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 11 March 2004 that, as at the close of business on 9 March 2004, Lehman Brothers International (Europe) ("Lehman") had an interest in 63,653,487 Ordinary Shares of Anglo American plc (the "Company"). This represents 4.29 % of the outstanding share capital of the Company at close of business on 11 March, 2004.

In response to an enquiry from the Company, Lehman has confirmed that its notifiable interest, first announced on 4 March 2004, results from holding shares as principal and beneficial owner.

N Jordan

Secretary

12 March 2004

CC: AWL
NJS
NJ
SEC (+S)